Exhibit 99.1

SINA Announces up to US$500 Million Share Repurchase Program

SHANGHAI, April 11, 2014 — SINA Corporation (the “Company” or “SINA”) (NASDAQ GS: SINA), a leading Internet media company serving China and the global Chinese communities, today announced that the board of directors of the Company has approved a new share repurchase program whereby SINA is authorized to repurchase its own ordinary shares with an aggregate value of up to US$500 million.  The Company expects to fund the repurchase out of its existing cash balance.  The share repurchase may be effected on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant and will be implemented in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended.

Safe Harbor Statement

This press release contains forward-looking statements.  SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere unless required by law. Statements that are not historical facts, including statements about the Company’s plans and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Potential risks and uncertainties include, but are not limited to risks included in SINA’s filings with the Securities and Exchange Commission.

About SINA

SINA is an Internet media company serving China and the global Chinese communities.  Our digital media network of SINA.com (portal), Weibo.com (social media), SINA.cn (mobile portal) and other mobile applications, enable Internet users to access professional media and user generated content in multi-media formats from the web and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region specific websites and a range of complementary offerings.  Based on an open platform architecture to host organically developed and third-party applications, Weibo is a form of social media, featuring microblogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on the platform.  SINA.cn provides information and entertainment content from SINA portal customized for mobile (WAP) users.  We have also developed a broad range of mobile apps, such as SINA News, SINA Sports, SINA Finance and SINA Entertainment to complement our mobile offering.

Through these properties and other product lines, SINA offers an array of online media and social networking services to its users to create a rich canvas for businesses and advertisers to connect and engage with their targeted audiences. SINA generates the majority of its revenues from online advertising, MVAS and fee-based services.

Contact:

Investor Relations

SINA Corporation

Phone: 8610-82628888 x 3112

Email: ir@staff.sina.com.cn